02049159

Pernod Ricard

82-3361

Pernod Ricard, Diageo and Vivendi Universal to finalise the Seagram acquisition

Paris, 08 August 2002 - Pernod Ricard (SICOVAM 12069) confirms that it, with Diageo, has reached agreement with Vivendi Universal on the purchase price adjustment relating to the purchase of Seagram Assets.

At the same time, other subjects linked to the acquisition have been settled, including particularly the consequences of the trade overstocking for which Pernod Ricard receives 20 MUSD.

This results, for Pernod Ricard, in a net payment to be received of approximately 18 MUSD.

Contacts

Alain-Serge Delaitte / Media	*Tel: (33 1) 40 76 77 12*
Patrick de Borredon / Investor Relations	*Tel: (33 1) 40 76 77 33*
Barbara M. Burns / New York	*Tel : (212) 486 1140*

For more information about Pernod Ricard, please visit our website : *www.pernod-ricard.com*

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